UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

National General Holdings Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Daniel G. Gordon
Vice President, Assistant General Counsel, and Assistant Secretary

The Allstate Corporation

2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127

(847) 402-5000

with a copy to:

John M. Schwolsky; Howard Block

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728 8000
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

1	Name of Reporting Person The Allstate Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 45,604,810 (1)(2)
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 0 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,604,810 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 40% (1)(2)
14	Type of Reporting Person (See Instructions) CO

(1)                                 See Item 5 of this Schedule 13D.

(2)                                 As of the date of the filing of this Schedule 13D, the Reporting Person does not own any shares of Common Stock of the Issuer.  Beneficial ownership of the 45,604,810 shares of Common Stock referenced above is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting Agreement (as defined below) with certain stockholders of the Issuer.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of National General Holdings Corp. (“National General” or the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 59 Maiden Lane, 38th Floor, New York, New York 10038.

Item 2. Identity and Background.

(a) - (c), (f) This Schedule 13D is being filed by The Allstate Corporation, a Delaware corporation (“Allstate” or the “Reporting Person”). Allstate is primarily engaged in the property and casualty insurance business in the United States and Canada. Additionally, Allstate provides customers other protection offerings such as life, accident and health insurance and protection plans that cover electronic devices and personal identities. The principal business address and principal office address of Allstate is 2775 Sanders Road, Northbrook, Illinois 60062. The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement (as defined and described in Item 4 of this Schedule 13D), the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by the Reporting Person and the Significant Stockholders (as defined below). No payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined and described in Item 4 of this Schedule 13D) or the Voting Agreement. The Significant Stockholders will receive the same consideration per share of Common Stock that other holders of shares of Common Stock are entitled to receive pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction.

The Merger Agreement

On July 7, 2020, Allstate and Bluebird Acquisition Corp., an indirect, wholly-owned subsidiary of Allstate (“Merger Sub”), entered into a definitive Agreement and Plan of Merger with National General (the “Merger Agreement”), pursuant to which Allstate agreed to acquire National General through the merger of Merger Sub with and into National General (the “Merger” and, together with the other transactions contemplated by the Merger

Agreement, the “Transaction”), with National General surviving the Merger as a wholly-owned indirect subsidiary of Allstate.

At the effective time of the Merger (“Effective Time”), each share of Common Stock issued and outstanding of National General immediately prior to the Effective Time (other than (i) shares owned by Allstate and any of its subsidiaries or National General and any of its subsidiaries or (ii) shares held by stockholders who have not voted in favor of the adoption of the Merger Agreement and who have properly and validly perfected their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law) will be automatically cancelled and converted into the right to receive $32.00 in cash, as well as, subject to and in connection with the closing of the Transaction, a special pre-closing dividend of up to $2.50 (up to $1.00 of which is contingent upon National General’s retained earnings per share from January 1, 2020 to the business day prior to closing).

The Transaction is expected to close in early 2021, subject to the satisfaction or waiver of customary closing conditions, including, among other things, (i) adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of Common Stock, (ii) the receipt of certain governmental authorities approvals, including insurance regulatory approvals, without imposing a Burdensome Condition (as defined in the Merger Agreement), (iii) the expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) the absence of any law, injunction or order restraining the Merger. Each party’s obligation to consummate the Merger is further subject to certain additional customary conditions, including the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. The Merger Agreement contains representations and warranties by each of the parties thereto which were made only for purposes of the Merger Agreement and as of specified dates stated therein.  The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties thereto; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Reporting Person, the Issuer or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Reporting Person’s or Issuer’s public disclosures.

The Voting Agreement

On July 7, 2020, in connection with the execution and delivery of the Merger Agreement, Leah Karfunkel, Barry Karfunkel and Robert Karfunkel (collectively, the “Significant Stockholders”) entered into a voting agreement with Allstate (the “Voting Agreement”), pursuant to which, among other things, the Significant Stockholders generally agree to vote all shares of Common Stock owned by them (beneficially or of record) (collectively, the “Subject Shares”) (a) in favor of the adoption of the Merger Agreement and (b) against (i) any amendment to the organizational documents of National General or any other proposal which would prevent or materially delay, postpone, interfere with or otherwise adversely affect the consummation of Transaction, including the Merger, and (ii) any acquisition proposal or any agreement or transaction relating thereto or taken in connection therewith; provided, however if the board of directors of National General changes its recommendation of the Transaction in accordance with the terms of the Merger Agreement, the aggregate number of the Subject Shares that are subject to the voting requirements will be reduced to represent 33% of the aggregate voting power of the shares of Common Stock and the remainder of the shares of Common Stock held of record or beneficially by the Significant Stockholders shall be voted on a proportionate basis with the other stockholders of National General (as compared to the total outstanding shares of Common Stock). The Voting Agreement and the obligations of the Significant Stockholders will terminate upon the earlier of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement in accordance with its terms.

In addition, under the Voting Agreement, the Significant Stockholders agreed, subject to certain exceptions, to (i) irrevocably and unconditionally appoint Allstate such Significant Stockholders’ proxy and attorney-in-fact for and in the name, place and stead of such Significant Stockholders, to represent, vote and otherwise act (by voting at any meeting of Issuer stockholders, by written consent in lieu thereof or otherwise) with respect to the Subject Shares regarding the matters referred to above, and (ii) not transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any contract, or any derivative transaction or similar transaction, with respect to any transfer of the Subject Shares or any interest therein.

The purpose of the Voting Agreement is to facilitate the consummation of the Transaction. The number of shares of Common Stock that the Reporting Person may be deemed to beneficially own as a result of the Voting Agreement as of the date of the filing of this Schedule 13D is 45,604,810.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The Transaction may, if consummated in accordance with the terms of the Merger Agreement, result in any or all of the actions contemplated by Item 4 of this Schedule 13D, including, without limitation, (i) the Merger, as a result of which National General would become an indirect wholly-owned subsidiary of Allstate, (ii) the cessation of each existing National General director’s role as a director of National General and changes in one or more members of management of National General (it is expected that the directors and officers of Merger Sub immediately prior to the Effective Time will become the directors and officers of National General), (iii) material changes in the capitalization, dividend policy, business structure and corporate structure of National General, (iv) the restatement of National General’s bylaws, (v) the termination of National General’s listing on the Nasdaq Stock Market, and (vi) the termination of the registration of the Common Stock and other registered securities of National General under Section 12(b) of the Act.

Item 5. Interest in Securities of the Issuer.

(a) and (b).

Immediately prior to the execution of the Voting Agreement, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 45,604,810 shares of Common Stock outstanding on July 7, 2020, representing all of the outstanding shares of Common Stock owned by the Significant Stockholders and approximately 40% of all shares of Common Stock outstanding on July 6, 2020 (based on 113,860,628 shares of Common Stock outstanding on July 6, 2020, as disclosed by the Issuer in the Merger Agreement).

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Subject Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement and as set forth in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of National General reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of National General, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1

Agreement and Plan of Merger, dated as of July 7, 2020, by and among The Allstate Corporation, Bluebird Acquisition Corp. and National General Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Reporting Person filed with the U.S. Securities and Exchange Commission on July 8, 2020).

2

Voting Agreement, dated as of July 7, 2020, by and among The Allstate Corporation and the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K of the Reporting Person filed with the U.S. Securities and Exchange Commission on July 8, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2020

THE ALLSTATE CORPORATION

By:	/s/ Daniel G. Gordon
	Name:	Daniel G. Gordon
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

SCHEDULE I

Directors and Executive Officers of

The Allstate Corporation

The following table sets forth certain information with respect to the directors and executive officers of Allstate. Except as otherwise indicated below, the business address of each director and executive officer is c/o The Allstate Corporation, 2775 Sanders Road, Northbrook, Illinois 60062.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Kermit R. Crawford	Allstate — Director Others — Board of TransUnion	United States
Michael L. Eskew	Allstate — Director Others — Boards of Eli Lilly and Company; IBM and 3M Company	United States
Richard T. Hume	Allstate — Director Others — Chief Executive Officer of Tech Data Corporation Tech Data Corporation, 5350 Tech Data Dr., Clearwater, FL 33760	United States
Margaret M. Keane	Allstate — Director Others — Chief Executive Officer of Synchrony Financial; Board of Synchrony Financial Synchrony Financial, 777 Long Ridge Road, Stamford, CT 06902	United States
Siddharth N. (Bobby) Mehta	Allstate — Director Others — Boards of JLL (Jones Lang LaSalle Incorporated); Northern Trust Corp.; TransUnion	United States
Jacques P. Perold	Allstate — Director Others — Trustee of New York Life Insurance Company’s MainStay Funds; Board of MSCI Inc. MainStay Funds, P.O. Box 219003, Kansas City, MO 64121-9000	United States
Andrea Redmond	Allstate — Director Others — Independent consultant providing executive recruiting, succession planning, and human capital management services	United States

Gregg M. Sherrill	Allstate — Director Others — Board of Snap-on Inc.	United States
Judith A. Sprieser	Allstate — Director Others — Boards of Newell Brands Inc.; Intercontinental Exchange Inc.	United States
Perry M. Traquina	Allstate — Director Others — Boards of Morgan Stanley; eBay Inc.	United States
Thomas J. Wilson	Allstate — Chair of the Board; President and Chief Executive Officer of Allstate and Allstate Insurance Company (“AIC”)	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Thomas J. Wilson	Chair of the Board, President and Chief Executive Officer of Allstate and AIC	United States
Don Civgin	Vice Chair of Allstate and Vice Chair and Chief Executive Officer, Protection Products and Services of AIC	United States
Susan L. Lees	Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Allstate and AIC	United States
Mario Rizzo	Executive Vice President and Chief Financial Officer of Allstate and AIC	United States